TRENCH ELECTRIC B.V.

FORM 6-K Equivalent

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.*

For the Quarter Ending September 27, 2003.

Trench Electric B.V.

(Exact Name of Registrant as Specified in Its Charter)

The Netherlands

(Jurisdiction of Incorporation or Organization)

Prof. J.H. Bavincklaan 7, 1183 AT, Amstelveen, The Netherlands

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X

                               Form 40-F  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____

  No     X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes  ____

  No     X

* This Form 6-K Equivalent is furnished pursuant to an indenture agreement.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

PART I.  FINANCIAL INFORMATION

ITEM 1.  CONSOLIDATED FINANCIAL STATEMENTS  (Unaudited except for December 31, 2002 figures)

CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars)

	Sep. 27,	Dec. 31,
	2003	2002
ASSETS Current assets Cash and cash equivalents	$ 31,596	$ 15,422
Trade accounts receivable — net	71,523	67,266
Inventories, net (note 4)	43,278	39,888
Prepayments	1,020	643
Deferred income tax	362	362
Other current assets	5,049	4,518
Total current assets	152,828	128,099
Property, plant and equipment (note 5)	70,745	71,215
Goodwill (note 6)	140,414	123,910
Prepaid pension	292	252
Deferred financing costs — net of accumulated amortization	4,178	4,720
Deferred income tax	11,709	11,709
Long-term receivables	4,380	5,735
Other assets	88	80
Total assets	$ 384,634	$ 345,720

LIABILITIES Current liabilities Bank indebtedness and other short-term debt	$ 2,910	$ 5,808
Trade accounts payable	37,719	27,355
Accrued liabilities	30,286	25,602
Advance billings	2,307	6,082
Due to parent	8,069	6,103
Income tax payable	1,724	3,307
Deferred income tax	180	180
Current portion of obligation under capital lease (note 9)	267	557
Current portion of long-term debt (note 7)	13,261	13,286
Total current liabilities	96,723	88,280
Long-term portion of obligation under capital lease (note 9)	-	119
Long-term debt (note 7)	162,775	166,050
Pension and post-retirement benefits	19,725	16,587
Deferred income tax	12,087	12,087
Other liabilities	12,818	12,090
Total liabilities	304,128	295,213

Contingencies and commitments (note 11 and 12)
Minority interest	12,163	8,698

SHAREHOLDER'S EQUITY Share capital Authorized (200,000 common shares of one Dutch Guilder (0.45 €) each, Issued and outstanding 40,000 common shares of one Dutch Guilder (0.45 €) each)	20	20
Additional paid in capital	75,694	75,694
Accumulated other comprehensive loss	(3,900)	(2,922)
Accumulated deficit	(3,471)	(30,983)
Total shareholder’s equity	68,343	41,809
Total liabilities and shareholder’s equity	$ 384,634	$ 345,720

The accompanying notes are an integral part of these consolidated financial statements.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

UNAUDITED

CONSOLIDATED STATEMENT OF INCOME (LOSS)

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	Sep. 27,	Sep. 28,	Sep. 27,	Sep. 28,
	2003	2002	2003	2002

Sales	$ 65,052	$ 59,952	$ 202,981	$ 188,462
Cost of sales	42,528	43,433	136,542	131,573
Gross profit	22,524	16,519	66,439	56,889
Selling, general and administrative expenses	13,337	11,321	37,869	34,653
Restructuring	616	-	781	-
Gain on sale of assets	-	-	(905)	(350)
Operating income	8,571	5,198	28,694	22,586
Foreign exchange loss (gain)	493	5,646	(19,915)	(979)
Interest expense	4,953	4,976	14,772	14,745
Income (loss) before income taxes and minority interest	3,125	(5,424)	33,837	8,820
Provision for income taxes	280	381	2,269	3,560
Income (loss) for the period before minority interest	2,845	(5,805)	31,568	5,260
Minority interest	1,294	1,290	4,056	2,443
Net income (loss) for the period	$ 1,551	$ (7,095)	$ 27,512	$ 2,817

The accompanying notes are an integral part of these consolidated financial statements.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

UNAUDITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of U.S. dollars)

	For the nine months ended
	Sep. 27, 2003	Sep. 28, 2002
Cash provided by (used in) OPERATING ACTIVITIES Net income for the period	$ 27,512	$ 2,817
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	4,056	2,443
Depreciation of property, plant and equipment	6,185	5,433
Amortization of deferred financing costs and non-cash interest	1,119	993
Gain on sale of assets	(905)	(350)
Unrealized exchange loss (gain) on long-term debt	(22,263)	(2,147)
Changes in non-cash working capital and other non-cash items	8,370	9,243
	24,074	18,432

INVESTING ACTIVITIES
Proceeds on sale of assets	2,325	887
Purchase of property, plant and equipment	(2,881)	(2,318)
	(556)	(1,431)

FINANCING ACTIVITIES
Dividends to joint venture partner	(605)	-
Payments on revolving credit facility	(3,945)	(10,714)
Proceeds from revolving credit facility	896	-
Proceeds from short-term debt	161	362
Payments on short-term debt	(161)
Payments on long-term debt	(4,181)	(1,721)
Payments on capital leases	(411)	(352)
	(8,246)	(12,425)

Effect of exchange rate changes on cash	902	234

Increase in cash during the period	16,174	4,810
Cash and cash equivalents, beginning of period	15,422	11,729

Cash and cash equivalents, end of period	$ 31,596	$ 16.539

The accompanying notes are an integral part of these consolidated financial statements.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 27, 2003

(expressed in thousands of U.S. dollars unless stated otherwise)

1.

FORMATION AND BASIS OF PRESENTATION

Trench Electric B.V. (“the Company”) is incorporated in the Netherlands and is a multinational manufacturing and engineering group with major operations in the Americas (Brasil and Canada), Europe (Austria, England, France, Germany and Switzerland) and Asia (Shanghai, China and Fushun, China). Trench Electric B.V. and its subsidiary companies (collectively “the Group”) manufacture electrical transmission and distribution equipment that transforms, regulates, conditions and measures electricity for utilities and industrial customers.

In this Form 6-K Equivalent, unless the context otherwise requires, we have used "Group", "Trench", “We” or “Our” to mean Trench Electric B.V. ("Trench Electric") together with its direct or indirect subsidiaries and their predecessor companies.  "Company" refers to the stand-alone Trench Electric B.V.

We have a 52 or 53-week fiscal year and each quarter ends on the Saturday nearest to the last day of the quarter.  All general references to years relate to fiscal years unless otherwise noted.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements

The accompanying unaudited financial statements reflect all adjustments (consisting of normal, recurring items) necessary for the fair presentation of results for these interim periods.  These results are based upon generally accepted accounting principles consistently applied with those used in the preparation of our 2002 Annual Report on Form 20-F Equivalent and updated for recent accounting pronouncements.

Principles of consolidation

The consolidated financial statements include the accounts of Trench Electric B.V. and all of our subsidiaries (together the "Group”).  All significant inter-company items are eliminated in consolidation.  Entities which are not controlled but over which we have the ability to exercise significant influence are accounted for using the equity method.  Businesses acquired during any financial period have been fully consolidated using the purchase method from the date that we assumed responsibility for the operations.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Foreign currency

Translation gains and losses result from the effect of exchange rate changes on transactions denominated in currencies other than the operating entities’ local currencies.  Gains and losses on those transactions are included in the income statement for the period in which exchange rates change.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

For operations with functional currencies other than the U.S. dollar, all assets and liabilities are translated into U.S. dollars at the exchange rates prevailing at the balance sheet date, equity at historical rates and all income and expenses are translated at the average exchange rates prevailing during the period. The resulting translation adjustments are recorded as a component of other comprehensive income (loss).

Revenue recognition

The timing of our revenue recognition for sales of electrical equipment depends on the nature of each sales contract.  When sales contracts include substantive customer acceptance clauses, we recognize revenue when customers have acknowledged acceptance of the equipment.  When sales contracts do not include substantive customer acceptance clauses, we recognize revenue when the terms of the contract with the customer have been substantially met (i.e. when control is transferred to the customer).

We also recognize revenue on certain bill and hold arrangements with our customers.  The recognition of such revenue is conditional upon: such arrangements are requested in writing by our customers, and include a fixed delivery date; equipment held for customers is segregated from other inventory, cannot be used to fill other customer orders and is complete and ready for shipment; the transfer of control and risk of loss for such equipment pass to the customer prior to delivery; and we do not retain any specific performance obligations related to this equipment such that the earnings process is not complete.  We and others in our industry normally engage in this practice when certain larger installations may not be ready to accept goods as initially scheduled due to construction delays.

Shipping costs are expensed in the “cost of sales” line in the income statement.

Cash and cash equivalents

Cash and cash equivalents include bank deposits and term deposits at varying rates of interest and with original maturities of less than ninety days at acquisition.

Inventories

Inventories include materials, labor and an allocation of overhead.  Inventories are stated at the lower of cost, determined on a first-in, first-out basis, and either replacement costs for raw materials or net realizable value for work-in-process and finished goods.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.  Depreciation is provided over the estimated useful lives of the assets on a straight-line basis, using the following annual rates:

Buildings 2.5% — 10%
Machinery and equipment 6.5% — 33.3%

Goodwill

Up to 2001, goodwill arising from purchase business combinations was amortized over a range of ten to forty years on a straight-line basis.  The estimated useful life of goodwill varied depending on the nature of each acquisition.

Effective January 1, 2002, we have followed the requirements of FAS 142, Goodwill and Other Intangible Assets, which requires that goodwill not be amortized but tested at least annually for impairment.  Refer to Note 6 for more information.

Deferred financing costs

Deferred financing costs are amortized over the expected life of the related debt on a straight-line basis and form part of total interest expense.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

Impairment of long lived assets

We regularly evaluate whether events or circumstances have occurred that indicate that the carrying amount of long-lived assets may not be recoverable.  When factors indicate possible impairment, we recognize an impairment loss if the sum of the expected future undiscounted and without interest charges cash flow is less than the carrying amount of the asset.  The amount of the impairment loss would be the difference between the fair value of the respective asset and our carrying amount.

We regularly evaluate the realizability of long-lived assets based on projected undiscounted cash flows and operating income.  Effective January 1, 2002, we have followed the requirements of FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Research and development

Research and development expenses are charged to the statement of income as they are incurred.

Financial instruments

Our financial instruments recorded in the consolidated balance sheet include cash, accounts receivable, accounts payable, accrued liabilities and debt obligations.  The book values of cash, accounts receivable and payable, advance billings, accrued liabilities, due to parent and bank indebtedness are considered to be representative of fair values because of the short term to maturity of these instruments.  The fair values of the long-term debt are based on rates available to us for debt with similar terms and maturities.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) as amended by FAS 137 and FAS 138 and as interpreted by the Derivatives Implementation Group, was adopted by us effective as of January 1, 2001.  FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities.  FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.  FAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

Certain contracts that meet the definition of a derivative under FAS 133 may qualify as a normal purchase or a normal sale.  A normal purchase or a normal sale is excluded from the scope of FAS 133.  Specific criteria must be met and documented in order for a contract that would otherwise be regarded as a derivative to qualify as a normal purchase or normal sale.  We have evaluated all commodity contracts to determine if they meet the definition of a derivative and qualify as a normal purchase or normal sale.  As of September 27, 2003, we do not have any commodity contracts that meet the definition of a derivative.

As at January 1, 2001, we did not designate any of our derivatives as qualifying hedge instruments under FAS 133 and accordingly there was no transitional effect of adopting FAS 133.  We have not subsequently designated any of our derivatives as qualifying hedge instruments under FAS 133.  Gains and losses related to the fair value adjustment of all derivative instruments are classified in the consolidated statement of income under currency gains and cash flows in the net income (loss) figure  in accordance with the earnings treatment of the hedged transaction.

We evaluated our contracts for "embedded" derivatives, and considered whether any embedded derivatives would have to be bifurcated, or separated, from the host contracts in accordance with FAS 133 requirements.  As of September 27, 2003, we do not have any contracts containing “embedded” derivatives.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

We occasionally enter into foreign currency forward contracts to manage foreign currency exposures related to sales to foreign customers.  These contracts are designed to hedge firm commitments to pay European, Asian and North American currencies within a two-year period.  The maturities of these contracts are planned to coincide with the receipts of the foreign funds.  Recognition of gains and losses on the foreign exchange contracts were deferred until settlement of the particular transaction being hedged.  The gains and losses on the contracts offset losses and gains of the transactions being hedged, resulting in protection from the risks of foreign exchange movements for those transactions and the avoidance of losses affecting results of operations.  Gains and losses related to the derivative financial instruments for the year ended December 31, 2002 and the nine months ended September 27, 2003 were included within the respective line items within the consolidated statement of income and cash flows to which the item being hedged relates.  See Note 8 for discussion of our strategy and objectives for the use of derivative instruments.

Concentration of credit risk

Financial instruments that potentially subject us to credit risk are trade accounts receivable and foreign exchange contracts.  Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising our customer base and the breakdown of the customer base among geographical areas.  We are exposed to credit risk with respect to foreign exchange contracts in the event of non-performance by the counter parties to these financial instruments, which are major financial institutions.  Management believes the likelihood of incurring material losses related to this credit risk is remote and that our allowance for doubtful accounts is sufficient to cover potential losses.

Other comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles in the United States of America are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to shareholder's equity.  Our other comprehensive income (loss) is comprised of foreign currency translation adjustments and minimum pension liabilities adjustments.

Prior year comparatives

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

Accounting developments

In July 2001, FAS 143, “Accounting for Asset Retirement Obligations,” was issued.  This requires recording the fair value of a liability for an asset retirement obligation in the period incurred.  The amount recorded as a liability is capitalized by increasing the carrying amount of the related long-lived asset, which is then depreciated over its useful life.  If the liability is settled for an amount other than the recorded balance, either a gain or loss will be recognized at settlement.  The standard is effective for fiscal years beginning after June 15, 2002, with earlier application permitted.  We believe that this standard does not have a material impact on our financial position or results of operations.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

In April 2002, FAS 145, “Rescission of FAS 4, 44 and 64, Amendment to FAS 13, and Technical Corrections,” was issued.  This standard updates, clarifies and simplifies existing accounting pronouncements.  It rescinds FAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related taxes.  The criteria in APB 30 is used to classify such gains and losses.  Gains or losses on extinguishments of debt that were classified as extraordinary in prior periods presented that do not meet APB 30 criteria for classification as extraordinary must be reclassified into earnings from operations.  FAS 145 also rescinds FAS 64, which amended FAS 4 and FAS 44, which established accounting requirements for the transition of the Motor Carrier Act of 1980.  FAS 145 amends FAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.  We have adopted this new standard for the fiscal year 2002.  We believe that this standard does not have a material impact on our financial position or results of operations.

In July 2002, FAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” was issued.  This addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).”  FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and that an entity’s commitment to a plan, by itself, does not create a present obligation to others.  We have adopted this standard for exit or disposal activities that were initiated after December 31, 2002.  We have adopted the new standard effective January 1, 2003 and this standard has been applied to the presentation of our financial position and results of operations.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.”  The Interpretation expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded.  The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit.  It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements.  The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end.  The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002 and we have complied with the requirements.

In December 2002, FASB issued Statement 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.”  This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances.  The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  Under the provisions of Statement 123 that remain unaffected by Statement 148, companies may either recognize expenses on a fair value based method in the income statement or disclose the pro forma effects of that method in the footnotes to the financial statements.  We believe that this standard does not have a material impact on our financial position or results of operations.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.”  Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities.  The interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.  It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003.  In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  A variable interest entity often holds financial assets, including loans or receivables, real estate or other property.  A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company.  Some disclosures apply to financial statements issued after January 31, 2003.  We believe that this standard does not have a material impact on our financial position or results of operations.

In April 2003, FASB issued Statement No. 149, ”Amendment of Statement 133 on Derivative Instruments and Hedging Activities.”  This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement amends Statement 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of an “underlying,” and the characteristics of a derivative that contains financing components.  This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003.  In addition, with certain exceptions, all provisions of this Statement should be applied prospectively.  We believe that this standard does not have a material impact on our financial position or results of operations.

In May 2003, FASB issued Statement No. 150, ”Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”  FAS 150 establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer.  This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  We believe that this standard does not have a material impact on our financial position or results of operations.

3.

ACQUISITIONS

On December 12, 2002, we completed the acquisition of an additional 14.6% share in the “Trench Fushun Bushing Co. Ltd” (Fushun), previously known as Fushun Reyrolle Bushing Co. Ltd, by Trench Limited in Canada.  This brings our total investment in the Fushun joint venture to 65%.  The excess of the purchase price over the fair value of identifiable net assets was $339 and represents goodwill.

The main objective of the purchase was to expand the Trench presence in the growing Chinese market.  The Fushun joint venture’s results are consolidated with our group’s results.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

4.

INVENTORIES

Inventories by major category were as follows:

	Sep. 27	Dec. 31
	2003	2002
Raw materials	$ 23,697	$ 23,202
Work-in-process	16,139	11,881
Finished goods	5,691	6,696
	45,527	41,779
Less: provision	2,249	1,891
	$ 43,278	$ 39,888

5.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment by major classification were as follows:

	Sep. 27	Dec. 31
	2003	2002
Land	$ 23,319	$ 22,279
Buildings	34.041	33,547
Machinery and equipment	53,564	47,003
	110,924	102,829
Less: accumulated depreciation	40,179	31,614
	$ 70,745	$ 71,215

6.

GOODWILL

Goodwill, net of accumulated amortization, was as follows:

	Sep. 27	Dec. 31
	2003	2002
Goodwill	$ 157,770	$ 139,252
Less: accumulated amortization	17,356	15,342
	$ 140,414	$ 123,910

Continuity:	Sep. 27
2003
Opening book value	$ 123,910
Exchange on opening book value	16,504
Ending net book value	$ 140,414

According to FAS 142, goodwill and intangible assets with indefinite lives are no longer subject to amortization, but rather an annual assessment of impairment by applying a fair-value-based test.  The statement requires a test for impairment to be performed annually, or immediately if conditions indicate that such an impairment could exist.

We adopted the statement effective January 1, 2002.  As a result of adopting FAS 142 we no longer record goodwill amortization.  In the past, we have completed the transitional and annual goodwill impairment tests as required under FAS 142 and no requirement for impairment was identified.  For 2003, we are in the process of performing the annual goodwill impairment test.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

7.

LONG-TERM DEBT

Long-term debt consisted of the following:

	Sep. 27 2003	Dec. 31 2002	Local Currency Denomination
10 ¼% Senior subordinated notes	$ 150,915	$ 150,915	U.S. dollars

CIBC World Markets plc Term Facility	15,964	18,537	U.S. dollars/Euros/GBP (£)
Other ICBC Bank Shanghai Branch	7,207	7,207	Chinese renminbis
Bank of China	1,067	1,864	Chinese renminbis
Agence Rhin Meuse	762	692	Euros
SEC Finance Company	121	121	Chinese renminbis
Total long-term debt	176,036	179,336
Less: current portion of long-term debt	13,261	13,286
Non-current portion of long-term debt	$ 162,775	$ 166,050

In 1997 we issued 10¼ percent Senior Notes due 2007 (the “Notes”) in the aggregate amount of $160,000, which are listed on the Luxembourg Stock Exchange.  In 2000, $9,085 of the Notes were repurchased on the open market.

In 2000, we entered into a Facilities Agreement dated April 18, 2000 (“Facilities Agreement”) with our senior lenders, arranged by CIBC World Markets plc, providing for Term Loan Facilities and Revolving Credit Facilities.

8.

FINANCIAL INSTRUMENTS

During the normal course of business, we are exposed to foreign currency risk.  These risks create volatility in earnings and cash flows from period to period.  We occasionally make use of derivative instruments to eliminate or limit these risks.  Our objective is to reduce the volatility of earnings and cash flows associated with market risks. Derivative instruments held by us are used for hedging and non-speculative purposes.

We have recognized obligations denominated in foreign currencies.  We seek to hedge a portion of the foreign currency risk arising from forecast foreign currency denominated transactions and certain significant recognized assets and liabilities.  Forward contracts are used to fix or protect the exchange rate to be used for designated forecast foreign currency denominated transactions.

At September 27, 2003, we were committed to sell foreign currencies for proceeds of  $800.  At December 31, 2002 and 2001, we were committed to sell foreign currencies for proceeds of  $256 and $945, respectively.  The contracts have varying maturities with none extending beyond the end of 2003.  Losses arising from fair-valuing the foreign currency exchange contracts amounted to $4 for the three months to September 27, 2003 and $33 for the nine months ended September 27, 2003 (full year 2002 - $45 gain) and were recorded in current earnings.  The fair values are based on dealer quotes at the respective reporting dates.  We did not designate any of our derivatives as qualifying hedge instruments under FAS 133.  The cumulative effect of adopting FAS 133 at January 1, 2001, representing the initial revaluation of derivatives as an after tax charge, would have been $56 in net income as a cumulative-effect-type adjustment.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

The carrying amounts and fair values of our significant financial instruments were as follows at September 27, 2003 and December 31, 2002:

	2003		2002
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	$ 31,596	$ 31,596	$ 15,422	$ 15,422
Trade receivables, prepayments and other current assets	77,592	77,592	72,427	72,427
Bank indebtedness and other short-term debt	2,910	2,910	5,808	5,808
Accounts payable, accrued liabilities, advance billings, income tax payable and due to parent	80,105	80,105	68,449	68,449
Long-term debt (including current portion)	176,036	178,489	179,336	141,607
Foreign currency forward contracts asset (liability)	(33)	(33)	45	45

Valuation of Derivative Instruments

The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables.  We monitor the fair value of derivative instruments on a periodic basis.  Foreign currency and commodity forwards are valued using forward rates observed from quoted prices in the relevant markets when possible.  We assume parties to long-term contracts are economically rational and will immediately exercise early termination rights if economically beneficial when such rights exist in the contract.

9.

CAPITAL LEASES

We are committed under various capital leases for plant and equipment.  As of September 27, 2003, the remaining payments under capital leases are approximately as follows:

2003	$ 141
2004	152
293
Imputed interest	26
$ 267

10.

OTHER MATTERS

On January 13, 2003, we announced a further restructuring plan for Trench Suisse-France (TSF).  This restructuring plan aims to improve the long-term competitiveness of TSF in the market.  The restructuring includes the termination of 34 jobs in the administrative area and in the production area the number of temporary jobs will be reduced.   A restructuring for Trench Germany was announced on September 8, 2003, with a reduction of 20 jobs.  For the nine months ended September 27, 2003, the restructuring costs in TSF and Trench Germany amounted to $781. The costs associated with these restructurings are accounted for under FAS 146.

Effective July 4, 2003, Trench Limited in Canada has acquired 50.4% of the shares of the Fushun joint venture previously owned by Trench (UK) Limited.  Trench Limited now owns 65% of the Fushun joint venture.

11.

GUARANTEES

We extend a variety of financial and product warranty guarantees to third parties.  As of September 27, 2003 and December 31, 2002, the following were outstanding:

	2003		2002
Financial guarantees:	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability
CIBC letters of credit and guarantees	$ 14,059	$ -	$ 13,879	$ -
Other letters of credit and guarantees	2,479	-	2,287	-
	$ 16,538	$ -	$ 16,166	$ -

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

We accrue for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated.  The most likely costs to be incurred are accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued.

We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond normal service and warranty policies on some of our products.  Liability under service and warranty policies is based upon a review of historical warranty and service claims experience.  Liability for performance and operating cost guarantees is based upon future product performance and durability, and are estimated largely based upon historical experience.  Adjustments are made to accruals as claims data and historical experience warrant.  In addition, we may incur discretionary costs to service our products in connection with product performance issues.

The changes in the carrying amount of service and product warranties and product performance guarantees for the nine months ended September 27, 2003 and the year ended December 31, 2002 are as follows:

	Sep. 27	Dec. 31
	2003	2002
Balance as of beginning of period	$ 2,729	$ 2,027
Warranties and guarantees issued	752	1,267
Settlements made	(855)	(736)
Adjustments to provision	(169)	10
Foreign exchange	272	161
Balance as of end of period	$ 2,729	$ 2,729

Certain companies at the TEBV level or below are cross guaranteeing the loans at the Trench Electric Holding B.V (“TEHBV”) parent level, namely a loan by Trench LN Holdings S.A. and certain shareholder loans by the four CVC entities.  The principal shareholders of our Parent, TEHBV, are four entities which are managed or advised by CVC Capital Partners Limited: Citicorp Capital Investors Europe Limited, CVC European Equity Partners (Jersey) L.P., CVC European Equity Partners L.P. and Capital Ventures Nominees Limited (collectively “CVC”).  In May 2003, the vendor loan payable to BBA, a debt of our Parent, was transferred to Trench LN Holdings S.A, which is owned by the four CVC entities as well as certain directors of TEHBV.

12.

COMMITMENTS

As of September 27, 2003, the Group was committed to purchase $4,239 of fixed assets.  The majority of the commitment is in our Chinese subsidiary in Shanghai.

13.

RELATED PARTY TRANSACTIONS

On May 12, 2003 the $16,070 Floating Rate Notes due 2008 (“vendor loan  note”) between BBA Properties Limited and Trench Electric Holding BV, the parent of TEBV, were transferred to Trench LN Holdings S.A., a company registered in Luxembourg.  This is considered a related party transaction as certain companies at the TEBV level or below are cross-guaranteeing the loan.  The shareholders of Trench LN Holdings S.A. are CVC European Equity Partners L.P., CVC European Equity Partners (Jersey) L.P., Capital Venture Nominees Limited, Citicorp Capital Investors Europe Limited, the Poulson Family Trust, Michael J Bissell and Allan Finn, all of whom are shareholders or directors in TEHBV.  The outstanding value as at September 27, 2003 was $28,045 and the interest rate attaching is 6.07%.

#

TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion generally relates to the historical combined results of operations and financial condition of our group of companies and should be read in conjunction with the unaudited financial information included elsewhere in this document.

General

We are a world leader in the design, manufacture and sale of engineered products for high voltage applications in electric utility and high energy industrial systems.  We operate a global business, with sales that are widely diversified by geographic region and by product line.  Our principal customers are electric utilities and contractors that provide power systems and equipment for use in utility and industrial systems.  We also sell to original equipment manufacturers of electrical equipment.

A significant portion of our sales to developed markets such as North America and the European Community consists of the sale of replacement equipment.  Our sales to the rest of the world consist primarily of the sale of equipment related to new construction.  Although historically sales have been relatively stable, individual markets, or customers can vary significantly from period to period, particularly in less developed markets given the project nature of power transmission construction.  Developments in the independent power producers market as well as the California deregulation issues led to a slow down in investment in generation and in the global trend towards privatization in 2002 with no imminent signs of recovery.

Our business is also significantly impacted by prevailing legal, regulatory and economic conditions in the electric power industry, which has been characterized by dramatic change in recent years, including deregulation, privatization and restructuring.  These changes have increased competition among our principal end-user customers, particularly in developed markets, and the attendant uncertainties regarding the outcome of these trends resulted in reduced growth of expenditures on electricity generation, transmission and distribution infrastructure.  Utility spending in areas of system efficiencies in order to utilize industry capacity is increasing.  The recent blackouts in North America and Europe have created concern regarding the levels of investment in the past decade.  Industry experts anticipate that significant increases in infrastructure spending are required to restore the integrity of the transmission grid.

2003 Compared to 2002

Results of Operations

Third Quarter of 2003 Compared with Third Quarter of 2002

Third Quarter (in millions of U.S. dollars)

2003

2002

       Change

Sales

$65.1

$60.0

                        8.5%

Sales for the third quarter of 2003 were $65.1 million, an increase of $5.1 million from the third quarter of 2002.  Excluding the effect of changes in foreign exchange rates on the translation of sales, sales in the third quarter of 2003 decreased by $1.2 million from the third quarter of 2002 due to a decline in instrument transformer sales, partially offset by an increase in coil and bushings sales.  Instrument transformer sales (excluding China) have been affected by a shortage of transmission project investments, worldwide and particularly in North America.  Compared to the same period in 2002, many currencies including the Euro, Pound sterling and Canadian dollar have dramatically risen against the U.S. dollar, resulting in increased consolidated reported sales due to the impact of exchange rates on translation but having negative implications for earnings and cash flow for U.S. dollar sales that are translated into Canadian and European currencies.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

Third Quarter (in millions of U.S. dollars)

2003

2002

       Change

Gross Profit

$22.5

$16.5

                         36.4%

Percentage of net sales

 34.6%

27.6%

Gross Profit for the third quarter of 2003 was $22.5 million, an increase of $6.0 million from the third quarter of 2002.  Excluding the effect of changes in foreign exchange rates on the translation of gross profit, gross profit increased by $3.9 million from the same period in 2002.  Gross profit as a percentage of sales in the third quarter of 2003 was 34.6% compared with 27.6% in the third quarter of 2002 partly due to improved volume and margins in the Chinese market when compared to the same period in 2002.

Third Quarter (in millions of U.S. dollars)

2003

2002

       Change

Selling, general and administrative

expenses

$13.3

$11.3

                         17.8%

Percentage of net sales

 20.5%

18.9%

Selling, general and administrative expenses in the third quarter of 2003 were $13.3 million, an increase of $2.0 million from the third quarter of 2002.  Excluding the effect of changes in foreign exchange, selling, general and administrative expenses in the third quarter of 2003 increased by $0.8 million.  Selling, general and administrative expenses as a percentage of sales for the third quarter of 2003 of 20.5% are higher than the percentage achieved in the third quarter of 2002 of 18.9%.  An increase in commission expenses was partially offset by lower administration overheads in the third quarter.

Restructuring.  In the third quarter of 2003, there were restructuring expenses amounting to $616 related to our European operations ($781 for the nine months to September 27, 2003).  There were none in the same period in 2002.  Please refer to Part 1, Note 10, “Other Matters” for more information.

Third Quarter (in millions of U.S. dollars)

2003

2002

       Change

Operating Income

$8.6

$5.2

          64.9%

Percentage of net sales

13.2%

  8.7%

Operating Income.  Operating income in the third quarter of 2003 was $8.6 million, an increase of $3.4 million from the third quarter of 2002.  Excluding the effect of changes in foreign exchange rates on the translation of earnings, in the third quarter of 2003 operating income increased by $2.5 million.  The reasons for the increase, excluding the effects of foreign exchange rates, are referred to in the sales, gross profit, selling, general and administrative expenses and restructuring sections above.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

2003 Compared to 2002

Results of Operations

First Three Quarters of 2003 Compared with First Three Quarters of 2002

First Three Quarters (in millions of U.S. dollars)

2003

2002

       Change

Sales

$ 203.0

$ 188.5

                        7.7%

Sales for the first three quarters of 2003 were $203.0 million, an increase of $14.5 million from 2002.  Excluding the effect of foreign exchange rates on translation, sales in the first three quarters of 2003 decreased $6.7 million from the first three quarters of 2002.   Excluding the effect of currency fluctuations, sales of coil products increased, while transmission and bushings products decreased year over year.  Instrument transformer and bushing sales (excluding China) have been affected by a shortage of transmission projects, particularly in North America.

First Three Quarters (in millions of U.S. dollars)

2003

2002

       Change

Gross Profit

$ 66.4

$ 56.9

                        16.8%

Percentage of net sales

 32.7%

 30.2%

Gross Profit for the first three quarters of 2003 was $66.4 million, an increase of $9.5 million from the first three quarters of 2002.  Excluding the effect of foreign exchange rates on translation, gross profit increased by $2.7 million from the same period in 2002.  Gross profit as a percentage of sales in the first three quarters of 2003 was 32.7% compared with 30.2% in the first three quarters of 2002.  Refer to the Third Quarter management discussion and analysis of gross profit for additional information.

First Three Quarters (in millions of U.S. dollars)

2003

2002

       Change

Selling, general and administrative

expenses

 $ 37.9

$ 34.7

          9.3%

Percentage of net sales

  18.7%

  18.4%

Selling, general and administrative expenses in the first three quarters of 2003 were $37.9 million, an increase of $3.2 million from the first three quarters of 2002.  Excluding the effect of changes in foreign exchange rates, selling, general and administrative expenses in the first three quarters of 2003 decreased by $0.9 million.  Selling, general and administrative expenses as a percentage of sales for the first three quarters of 2003 at 18.7% was slightly higher than the percentage achieved in the first three quarters of 2002 at 18.4%.  Excluding the effects of exchange rates, there were lower administration overheads and commission expenses in the first three quarters of 2003 than in the same period in 2002.

Restructuring.  In first three quarters of 2003, there were restructuring expenses amounting to $781 related to our European operations.  There were none in the same period in 2002.  Please refer to Part 1, Note 10, “Other Matters” for more information.

Gain on sale of assets.  In the first three quarters of 2003, Trench China in Shanghai disposed of the land use rights and building of its former factory facility for a net gain of $0.9 million.  In the first three quarters of 2002, Trench Limited in Canada sold a product line, which generated a gain of $0.3 million.

#

TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

2003 Compared to 2002

First Three Quarters (in millions of U.S. dollars)

2003

2002

       Change

Operating Income

$ 28.7

$ 22.6

          27.0%

Percentage of net sales

  14.1%

  12.0%

Operating Income.  Operating income in the first three quarters of 2003 was $28.7 million, an increase of $6.1 million from the first three quarters of 2002.  Excluding the effect of currency fluctuations on the translation of earnings, the first three quarters of 2003 operating income increased by $3.5 million or 15.6%, of which $0.9 million arose from the sale of assets in China.  The reasons for the increase are referred to above under the sales, gross profit, selling, general and administrative expenses, restructuring and gain on sale of assets sections.

Financial Condition and Liquidity

As at September 27, 2003, our consolidated total debt and accumulated cash were $178.9 million and $31.6 million, respectively, whereas at December 31, 2002, our consolidated total debt and accumulated cash were $185.1 million and $15.4 million, respectively.  Our cash and cash equivalents are held in the following currencies: Brasilian real, British pound, Canadian dollar, Chinese renminbi, Euro, Swiss franc and the U.S. dollar.  At September 27, 2003, $30.1 million (December 2002 - $27.7 million), excluding letters of credit and bank guarantees, was available to us for borrowing under a Revolving Credit Facility governed by the Facilities Agreement dated April 18, 2000 (“Facilities Agreement“) with our senior lenders, arranged by CIBC World Markets plc, providing for Term Loan Facilities and Revolving Credit Facilities.  Of the $30.1 million available (December 2002 - $27.7 million), $5.8 million (December 2002 - $6.3 million) is a restricted revolving credit facility, and we would require the consent of our senior lenders to access this portion.  If letters of credit and bank guarantees are taken into account, the net available revolving credit facility, without including the restricted element, was $10.2 million compared to $7.5 million in December 2002.

Trench has complied with the various financial covenants in our Facilities Agreement.  Having taken account of amendment letters received from our Senior Lenders, we anticipate remaining in compliance with those covenants.  The amendments permitted us to take the entire gain of approximately $5.5 million over the six quarters ending March 2002 (for covenant calculation purposes only) on the sale in 2000 of certain instrument transformer and bushings technologies in connection with our Shanghai operation.  This amendment was consented to on the basis that substantially all of the gain has already been realized in cash.  Similarly, we have obtained an amendment letter from our Senior Lenders to allow us to recognize (for covenant purposes only) the $10 million gain from the sale of certain coil technologies in 2002 in connection with our Shanghai operation on an accelerated basis to the end of December 31, 2006.   Under U.S. GAAP both of these gains will be recognized over a 10-year period.

In addition, our Senior Lenders agreed to increase the headroom available to us within the financial covenants for the interest coverage and the leverage ratios from 31st March 2003 to 31st December 2005.  For the avoidance of doubt no changes have been made to the Net Worth covenant or the Cash Flow to Debt Service covenant.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

Also, our Senior Lenders agreed that both the cash costs and the profit and loss write-offs associated with the reorganization in Switzerland in 2000 and 2001 can be excluded from all covenant calculations as originally defined.  Items associated with the reorganization in Switzerland have been subject to separate additional covenant tests.

The amendments also create additional flexibility under our capital expenditures covenant in connection with the capital expenditures in China.  The original capital expenditure covenant was set prior to Trench China, in Shanghai being consolidated into the Group results.

Notwithstanding the foregoing, there can be no guarantee that we will remain in compliance with our financial covenants.  Failure to remain in compliance, or to obtain additional amendments, would have a material adverse effect on our liquidity.

NOTE: THIS DOCUMENT CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE U.S. FEDERAL SECURITIES LAWS.  ALL STATEMENTS CONTAINED IN THIS DOCUMENT, OTHER THAN HISTORICAL INFORMATION, SHOULD BE VIEWED AS “FORWARD-LOOKING STATEMENTS.”  IN ADDITION, WE OR OUR REPRESENTATIVES MAY FROM TIME TO TIME MAKE ORAL OR WRITTEN STATEMENTS, WHICH SHOULD ALSO BE CONSIDERED “FORWARD-LOOKING STATEMENTS.”  THESE STATEMENTS REPRESENT MANAGEMENT’S CURRENT EXPECTATIONS AND BELIEFS CONCERNING FUTURE EVENTS IMPACTING US AND THEREFORE INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES.  MANAGEMENT ACKNOWLEDGES THAT “FORWARD-LOOKING STATEMENTS” ARE NOT GUARANTEES AND THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED.  A VARIETY OF FACTORS COULD CAUSE BUSINESS CONDITIONS AND OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPECTED BY US OR EXPRESSED IN OUR FORWARD LOOKING STATEMENTS.  THESE FACTORS INCLUDE WITHOUT LIMITATION, CHANGES IN MARKET PRICE OR MARKET DEMAND; CHANGES IN RAW MATERIAL COSTS OR AVAILABILITY; LOSS OF BUSINESS FROM CUSTOMERS; UNANTICIPATED EXPENSES; CHANGES IN FINANCIAL MARKETS; FOREIGN CURRENCY CHANGES; POTENTIAL EQUIPMENT MALFUNCTIONS; AND THE OTHER FACTORS DISCUSSED IN OUR FORM 20-F EQUIVALENT FOR THE YEAR ENDED DECEMBER 31, 2002.

WHILE WE PERIODICALLY REASSESS MATERIAL TRENDS AND UNCERTAINTIES AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION IN CONNECTION WITH THE PREPARATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION AND CERTAIN OTHER SECTIONS CONTAINED IN OUR QUARTERLY, ANNUAL OR OTHER REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WE DO NOT INTEND TO REVIEW OR REVISE ANY PARTICULAR FORWARD LOOKING STATEMENT IN LIGHT OF FUTURE EVENTS.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

Item 3.  Quantitative and Qualitative Disclosures about Market Risk

As a result of our global operating and financial activities, our Group is exposed to changes in interest rates and foreign currency exchange rates that may adversely affect our results of operations and financial position.  In seeking to minimize the risks and/or costs associated with such activities, we have managed exposure to changes in interest rates and foreign currency exchange rates through our regular operating and financing activities.

Interest Rate Risk

Our exposure to changes in interest rates results from our borrowing activities used to meet our liquidity requirements.  Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements.

The majority of the long-term borrowings are in fixed-rate instruments that are not exposed to changes in interest rates.  Other long-term and short-term borrowings have floating interest rates (e.g. LIBOR plus 1.75% to 2.5%).  There is inherent rollover risk for short-term borrowings as they mature and are renewed at current market rates.  The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements.  Assuming an interest rate increase of 1% on the outstanding Term Loan Facility and Revolving Credit Facility, as at September 27, 2003, the additional annualized interest costs would be approximately $0.189 million (December 31, 2002 - $0.243 million).

Foreign Currency Exchange Rates

We conduct our business internationally, and our principal manufacturing and sales operations are located in Austria, Brasil, Canada, China, England, France, Germany, Malaysia, Switzerland and the United States.  For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency.  Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of our international operations are maintained affect our results of operations and financial position as reported in our financial statements.

Our long-term debt is denominated in U.S. dollars, Euros, British Pounds and Chinese renminbis, while the subsidiary operations account for their businesses in local currencies; namely, Brasilian reals, Canadian dollars, Chinese renminbis, Euros, Swiss Francs, British pounds and U.S. dollars.  Only as payments are made against long-term debt over the next several years will an actual loss or gain crystallize.  We also utilize U.S. denominated borrowings as well as foreign currency denominated borrowings to fund our working capital and investment needs.

We enter into foreign currency forward contracts to manage foreign currency exposures related to sales to foreign customers.  These contracts are designed to hedge firm commitments to pay European, Asian, Australian and North American currencies within a one-year period.  The maturities of these contracts coincide with the receipts of the foreign funds.

As at September 27, 2003, the net foreign currency gains as reported in the financial statements were $19.9 million, mainly due to the strengthening of the Euro, British pound and Canadian dollar versus the U.S. dollar.  We would be subject to a foreign currency exchange loss of approximately $15.1 million on the senior subordinated notes, assuming a 10% foreign currency exchange devaluation from the September 27, 2003 spot rates of the issuers, vis-á-vis the U.S. dollar.  If the 10% foreign currency devaluation occurred at the balance sheet date, then the net foreign currency gain would have been $4.8 million instead of $19.9 million.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

Item 4. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures.  The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)), have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this quarterly report is being prepared.

PART II: OTHER INFORMATION

Item 1.

Legal Proceedings

Neither Trench Electric nor any of our subsidiaries is currently a party to any pending legal proceedings other than such proceedings that have arisen in the ordinary course of business.  Our management believes that such proceedings if resolved adversely to us, individually or in the aggregate, would not have a material adverse effect on the consolidated financial position or results of operations of our Group.

Item 2.  Changes in Securities and Changes in Security for Registered Securities

None

Item 3.  Defaults Upon Senior Securities

None

Item 4.  Submission of Matters to a Vote of Senior Holders

None

Item 5.  Other Information

In 2003, we announced restructuring plans for both Trench Suisse-France (TSF) and Trench Germany (TG).  These restructuring plans aim to improve the long-term competitiveness of TSF and TG in the market.  The restructuring includes the termination of 54 jobs (TSF –34, TG –20).  The estimated costs associated with this restructuring are approximately $1.3 million, which is accounted for under FAS 146.  As of September 27, 2003, $781 has been expensed in the accounts, of which approximately $720 relates to TSF.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

Item 6.  Exhibits and Reports on Form 8-K

(a)

Exhibits:

Item No.		Location of Document in Sequential Numbering System
2.1	Asset Purchase Agreement dated July 1, 1999 by and between Haefely Test AG, a Swiss Corporation and Trench Switzerland AG, a Swiss Corporation.	(2)
2.2	Asset Sale and Purchase Agreement dated April 18, 2000 by and between VA Tech Reyrolle Limited, VA Tech Properties (UK) Limited, VA Tech Elin Service B.V., Trench (UK) Limited and Trench Limited.	(2)
2.3	Restated Articles of Association for MWB (Shanghai) Co., Ltd. to be renamed Trench China Ltd. dated March 3, 2000.	(2)
2.4	Restated Equity Joint Venture Contract for MWB (Shanghai) Co., Ltd. to be renamed Trench China Ltd. dated March 3, 2000 among Shanghai Instrument Transformer Works, Trench Germany GmbH, Trench Switzerland AG, and Trench Limited.	(2)
2.5	Agreement to Amend the Joint Venture Contract, Articles of Association and Related Agreement of Fushun Reyrolle Bushing Company Limited dated 21 April 2001.	(2)
2.6	Equity Transfer Agreement to increase the shareholding in Trench Fushun Bushing Co. Ltd dated December 12, 2002	(2)
3.1	Articles of Association of Trench Electric B.V.	(1)
4.1	Indenture dated as of December 16, 1997 among Trench Electric B.V., Trench Inc., Trench Electric S.A., Trench Limited, Haefely Trench AG, Haefely Trench Austria GmbH, Haefely Trench MWB GmbH, and The Chase Manhattan Bank, as trustee.	(1)
4.2	Form of 10 ¼% Senior Subordinated Note.	(1)
4.3	Registration Rights Agreement dated as of December 11, 1997 among Trench Electric B.V., Trench Inc., Trench Electric S.A., Trench Limited, Haefely Trench AG, Haefely Trench Austria GmbH, Haefely Trench MWB GmbH and Credit Suisse First Boston Corporation.	(1)
4.4	Purchase Agreement dated as of December 11, 1997 among the Issuers, the Guarantors, and Credit Suisse First Boston Corporation.	(1)
4.5	Facilities Agreement in relation to a US$25,000,000 Term Facility and a US$25,000,000 Revolving Credit Facility between Trench Electric Holding BV as parent along with Original Borrowers and Guarantors and Charging Companies and CIBC World Markets plc.	(2)
10.1	CVT Base Box Technology Head-Licence Agreement dated March 3, 2000 by and between Trench Limited, Shanghai Instrument Transformer Works and Shanghai Sitico International Trading Company	(2)
10.2	Bushing Technology Head-Licence Agreement dated March 3, 2000 by and between Trench Switzerland AG, Shanghai Instrument Transformer Works and Shanghai Sitico International Trading Company	(2)
10.3	Shunt Reactor Technology Head Licence Agreement dated April 16, 2002 by and between Trench Limited, Shanghai Instrument Transformer Works Co. Ltd., and MWB (Shanghai) Co. Ltd.	(2)
10.4	Series Reactor Technology Head Licence Agreement dated April 16, 2002 by and between Trench Limited, Shanghai Instrument Transformer Works Co. Ltd., and MWB (Shanghai) Co. Ltd.	(2)
10.5	Line Trap Technology Head Licence Agreement dated April 16, 2002 by and between Trench Limited, Shanghai Instrument Transformer Works Co. Ltd., and MWB (Shanghai) Co. Ltd.	(2)
14.1	Code of Ethics dated February 4, 2003	(2)

(b)

Reports on Form 8-K:

Not applicable.

____________

(1)

Incorporated by reference to the Company’s Form F-4 Registration Statement No. 333-8334

(2)

Incorporated by reference to the Company’s prior Form 20-F Equivalent and Form 6-K Equivalent Reports.

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2003	Trench Electric B.V.
Registrant

By:
Michael John Bissell Group Finance Director

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

CERTIFICATIONS

I, Michael J. Bissell, certify that:

1.

I have reviewed this quarterly report on Form 6-K Equivalent of Trench Electric B.V.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 26, 2003

/s/ Michael J. Bissell

Michael J. Bissell

Group Finance Director

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TRENCH ELECTRIC B.V. – FORM 6-K Equivalent

CERTIFICATIONS

I, Howard Poulson, certify that:

1.

I have reviewed this quarterly report on Form 6-K Equivalent of Trench Electric B.V.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 26, 2003

/s/ Howard Poulson

Howard Poulson

Chief Executive

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